WASHINGTON DC 20549

AMENDMENT NO. 2 TO
SCHEDULE 13E-3

Rule 13e-3 Transaction Statement
(Pursuant to Section 13(e) of the Securities Exchange Act of 1934)
FIRST NATIONAL BANKSHARES CORPORATION
(Name of the Issuer)

FIRST NATIONAL BANKSHARES CORPORATION
and
FNB MERGER CORP.
(Name of Person(s) Filing Statement)
COMMON STOCK, $1.00 PAR VALUE
(Title of Class of Securities)

33553P106

(CUSIP Number of Class of Securities)
L. Thomas Bulla
President and Chief Executive Officer
First National Bankshares Corporation
One Cedar Street
P. O. Box 457
Ronceverte, West Virginia 24970
(304) 647-4500

(Name, Address and Telephone Number of Person(s) Authorized to Receive Notices and Communications on Behalf of Person(s) Filing Statement)

With Copies To:

Mr. Philip K. Smith
Gerrish & McCreary, P.C.
700 Colonial Road, Suite 200
Memphis, TN 38117
(901) 767-0900

This statement is filed in connection with (check the appropriate box):

a.	[X]	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
b.	[ ]	The filing of a registration statement under the Securities Act of 1933.
c.	[ ]	A tender offer.
d.	[ ]	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [X]

CALCULATION OF FILING FEE

                                        Transaction Valuation (*)                Amount of Filing Fee
                                                   $3,865,074                                 $744.00
(*) Based upon maximum proposed number of shares to be cashed out in the merger of 178,114 shares at $21.70 per share.

[x]	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.
Amount Previously Paid: $744.00
Form or Registration No.: Schedule 14A
Filing Party: First National Bankshares Corporation
Date Filed: October 30, 2003

INTRODUCTION

This final amendment to the Rule 13e-3 Transaction Statement (the “Statement”) on Schedule 13E-3 (the “Schedule 13E-3”) is being filed by First National Bankshares Corporation, a West Virginia corporation (“First National” or the “Company”), and FNB Merger Corporation (“Merger Corp.”), a West Virginia corporation, pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended, and Rule 13e-3 thereunder in connection with the Agreement and Plan of Merger dated as of October 28, 2003 (the “Merger Agreement”), by and between the Company and Merger Corp.

        The results of the 13e-3 Transaction are as follows:

1.	A special meeting of shareholders of the Company was held on February 13, 2004. At the special meeting, the Merger Agreement and the related 13e-3 Transaction were approved by the requisite vote of the shareholders of the Company in accordance with West Virginia Business Corporation Law.
2.	The 13e-3 Transaction occurred on February 19, 2004, upon the effectiveness of the filing of the Articles of Merger with the Secretary of State of the State of West Virginia (the time the 13e-3 Transaction became effective is referred to as the "Effective Time"). The Company was the surviving corporation in the 13e-3 Transaction.
3.	As of the Effective Time, each share of common stock of the Company, par value $1.00 per share (the "Common Stock"), held of record by a shareholder who owned fewer than 1,500 shares of Common Stock was converted into the right to receive $21.70 in cash from the Company and each share of the Common Stock held of record by a shareholder who owned 1,500 or more shares of Common Stock was not effected by the Merger and remains outstanding.
4.	On February 24, 2004, a Form 15 was filed with the commission by the Company terminating the registration of the Common Stock under the Securities Exchange Act of 1934, as amended.

SIGNATURES

     After due inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete, and correct.

Dated: February 24, 2004

FIRST NATIONAL BANKSHARES CORPORATION
By: /s/ L. Thomas Bulla Name: L. Thomas Bulla Title: President and CEO
FNB MERGER CORP.
By: /s/ L. Thomas Bulla Name: L. Thomas Bulla Title: President